January 11, 2007

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 205049
Attention: Ms: Tia Jenkins

Re: Larrea Biosciences Corporation
Form 1WKSB for Fiscal Year Ended April 30, 2005
Forms 10-QSB for Fiscal Quarters Ended
January 31, 2005 and October 31, 2004

File No. 000-50281

Dear Ms. Tia Jenkins:

This letter is in response to the staff's letter to Larrea Biosciences Corporation dated September 5, 2005. For the convenience of the staff, we have set forth below each of the staff's numbered comments followed by our numbered response to each comment. We have already submitted the amended Form 10-KSB and will submit the amended 10-QSB for the fiscal year 2005 quarters in response the staff's letter.

Form 8-K filed September 21, 2004

Comment 1.

We reviewed your response to our prior comment one, noting that your auditors were unable to audit the inventory amounts upon the acquisition of LarreaRx and that you believe further efforts to produce financial statements would not generate any materially useful information for investors or management. These circumstances do not relieve your reporting obligations under Regulation S-B.

See FKR Codification Section 607.01 regarding the use of alternative procedures for the observation of inventory. We reissue our comment for you to amend your filing and include the pre-merger financial statements of LarreaRx, Inc. and other information prescribed by Items 3 10(c) and (d) of Regulation S-B.

Response 1.

We alleviated this problem by having the fiscal year ended April 30, 2005 reaudited by R. E. Bassie & Co. Please see amended 10-KSB filed on October 25, 2006.

Form 8-K filed March 28. 2005

Comment 2.

We reviewed your response to our prior comment three which details your attempts at obtaining an Exhibit 16 letter from Madsen & Associates. Your response did not address our comments related to disclosures in your Form 8-K, thus we will reissue our comments. Please revise to include disclosures in accordance with Item 304 of Regulation S-B. These revisions should include a discussion related to the accountant’s report on the financial statements of the Company (Item 304(a)(1)), a discussion of any disagreements through the date of resignation (Item 304(a)(l)(iv)(A)) and a discussion related to any consultations with LOMB Advisors through the date of engagement (Item 304(a)(2)). As Exhibit 16 to your revision, include a letter from Madsen & Associates indicating their agreement or disagreement with statements made in your amended Item 4.01 Form 8-K (Item 4(a)(3)).

Response 2.

The problem had been corrected. See amended 8-K/A filed on September 19, 2006.

Form 8-K filed March 29, 2005

Comment 3.

Your response to our prior comment four did not address our comment. Please ask the independent auditors of GBI to revise their report to present the name and electronic signature of the audit firm and file this revised opinion with your amended Form 8-K.

                    Response 3.

                    Our prior auditors are revising their opinion.

                    Comment 4.

We reviewed your response to our prior comment five noting revised financial statements were included with your response. This response did not address our comment, thus the comment will be reissued. Please amend your Form 8-K to revise the financial statements to report the historical cost of the patents, as reflected in your Form 10-KSB filed July 29. 2005. Provide a note to the financial statements that explains all revisions made, in accordance with paragraph 37 of APU 20. Obtain an updated audit report, as necessary to comply with AICPA Auditing Standards Section 561. 06a4 with dual dating of the audit report necessary in some circumstances.

Response 4.

The changes have been made in the Company's 10-KSBs and 10-QSBs. The financial statements for the acquisition audit of GBI are in the process of being corrected.

                    Form l0-OSB/A, for the Quarter Ended October 31, 2004, flied April 6. 2005 and Form 10-QSB/A, for the Quarter Ended January 31, 200, filed April 5, 2 Q 05

Comment 5.

We reviewed your response to our prior comment six that detailed the relationships between the companies acquired and Larreacorp. Please provide further details regarding the ownership of LarreaRx and GBI (e.g. shareholders and percent ownership) prior to its acquisition. Also, tell us about the relationships between the Healthpro Foundation and Proterra International Foundation with GBI at the time of its acquisition (e.g. stockholders).

                    Response 5.

The shareholders of GBI did not own shares in LarreaRx.

                    Comment 6.

We reviewed your responses to our prior comments seven through fourteen and noted amended Forms 10-QSBs were not filed. Please amend your Forms 10-QSB for the quarters ended October 31, 2004 and January 31, 2005 to address our comments.

                    Response 6.

                    These 10-QSBs are being amended. Will be filed before March 31, 2007.

Form l0-KSB for the Year Ended April 30. 2005

Item 1 — Business

The Products, page 4

Comment 7.

We note you included several statistics related to the percent of the population infected by certain viruses and you referenced a March 2003 Reuters report as a source for another quote. Please revise to provide the specific sources for your statistics and quote.

                    Response 7.

See amended 10-KSB filed on October 25, 2006.

Item 6— Management’s Discussion and Analysis and Plan of Operations

Critical Accounting Policies, page 13

Comment 8.

In your discussion of revenue from sales to wholesale distributors, expand the disclosure of "minimum quantities, volume based discounts and other resale restrictions" to frilly describe the significant terms. Disclose the specific return rights of the distributors and clarify whether distributors have any rights with regard to products that are not ultimately sold to end users.

                    Response 8.

Information disclosed in amended 10-KSB filed on October 25, 2006.

Results of Operations, page 15

Comment 9.

Please revise your disclosure to describe and quantify underlying material activities that generated revenue variances between periods (e.g. units of each product sold, price per unit, allowance for returns, etc.). For additional guidance regarding MD&A, please refer to the SEC Release 33-83 50, available on the SEC website at www, sec.gov/ruies/interp/3 3-835 0.htm.

Response 9.

Information disclosed in amended 10-KSB filed on October 25, 2006.

Liquidity and Capital Resources, page 15

Comment 10.

Considering your cash on hand of $31,654 at April 30, 2005 and your cash flows used from operating activities of $289,975, please revise your disclosure to include a discussion of how you will fund your business over the next twelve months.

                    Response 10.

Information disclosed in amended 10-KSB filed on October 25, 2006.

Item 12 — Certain Relationships and Related Transactions, page 21

Comment 11.

Please revise to disclose the facts and circumstances surrounding all related party transactions, including 2004 related party revenues of $152,000 and the consulting agreement with a related company as disclosed in footnotes to the financials statements for the year ended April 30, 2005.

Response 12.

                    There is no related revenue included in the financial statements of GBI.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

Comment 12.

The auditor’s opinion on the financial statements for the year ended April 30, 2005 is qualified In accordance with SAB Topic 1.E., your financial statements are not considered audited and do not satisfy the requirements of Item 3l0(a) of Regulation S-B. When the auditor is not present for the observation of inventory, appropriate alternative procedures should be considered. See FRR Codification Section 607.01. Please tell us how you plan to remedy this issue in order to be in compliance with the financial statement requirements of Regulation S-B

Response 12.

We alleviated this problem by having the fiscal year April 30, 2005 reaudited by R. E. Bassie & Co. Please see amended 10-KSB filed on October 25, 2006.

Consolidated Balance Sheets, page F-2

Comment 13.

Disclose the nature and amount of the major components of accrued expenses in a note or state them separately on the balance sheet for the periods presented.

                    Response 13.

We alleviated this problem by having the fiscal year April 30, 2005 reaudited by R. E. Bassie & Co. Please see amended 10-KSB filed on October 25, 2006.

Consolidated Statements of Operations. Page F-3

Comment 14.

Please revise your income statements to separately state sales generated from related parties.

                    Response 14.

See amended 10-KSB filed on October 25, 2006. There was no revenue from related parties for the fiscal year ended April 30, 2005.

                    Comment 15.

Please revise the disclosure of the weighted average number of shares outstanding to retroactively reflect the effect of the exchange ratio established in the merger agreement with GBI.

                    Response 15.

The financial statements for the fiscal year ended April 30, 2005 will be amended to correct the weighted average number of shares outstanding.

Consolidated Statements of Cash Flows, page F-5

                    Comment 16.

Note 9 of the financial statements disclosed that the promissory note for $1 million was amended to be an interest only note with interest due and payable in equal monthly installments beginning November 30, 2004. Upon review of the supplemental information section on the statements of cash flows we note no cash was paid for interest during the period. It appears this note remains in default subsequent to the amendment. Please revise MD&A to include a discussion of the current status of this note and management’s plans to address the default. For guidance on this discussion, please refer to section IV C. of SEC Release No. 33- 8350. Further, please file the amended note on Form 8-K.

                    Response 16.

Information disclosed in amended 10-KSB filed on October 25, 2006.

Note 3 — Summary of Significant Accounting Policies. Page F-7

Comment 17.

Upon review of your foreign currency translation policy we note you use a monetary/non-monetary method which includes exchange gains or losses in the statement of operations. Tell us how your policy complies with SFAS 52, Foreign Currency Translation or revise your filing accordingly.

                    Response 17.

The monetary/non-monetary method which includes exchanges gains and losses in the statements of operations are considered to be immaterial. See amended 10-KSB filed on October 25, 2006.

Note 4 — Restatement of Prior Years. Page F-9

Comment 18.

The note states the adjustments are "at September 24, 2004," and "for the year ended September 24, 2004-" Revise to properly state the periods related to the restatement of the April 30, 2004 financial statements.

                    Response 18.

The typographical error has been corrected.

                    Comment 19.

Explain why the restated accumulated deficit has not been adjusted for the correction eliminating the $200,000 loss on debt settlement.

Response 19.

The note for the restatement of the financial statements of Global Botanics, Inc. needs to be change to reflect the proper accounting for the patents. The $200,000 should be a reduction of additional paid-in capital rather the deficit.

Note 5— Acquisition, page F-10

Comment 20.

You disclose that the acquisition of LarreaRx "is considered to be a related party transaction" and has been "recorded at LarreaRx’s consolidated carrying values." You also disclose that the acquisition was recorded using the purchase method. This current disclosure indicates that the transaction was recorded by both the purchase method (e.g. business combination) and at carrying values (e.g. transfers assets between entities under common control). Please revise to clearly disclose how the transaction was recorded, with reference to the appropriate authoritative guidance, and management’s basis for the accounting treatment.

                    Response 20.

See amended 10-KSB filed on October 25, 2006

                    Comment 21.

We note 9,091 common shares were committed, but not issued, in connection with the acquisition of LarreaRx. Please expand disclosure as to why these shares have not been issued and any commitments or contingencies related to the issuance of these shares. Further, it is unclear how these shares are valued and recorded in the statements of stockholders equity. Please advise or revise.

Response 21.

See amended 10-KSB filed on October 25, 2006.

Note 6— Inventories. Page F-10

Comment 22.

We note literature, promotional and other costs are capitalized as inventory. Tell us about the nature of these items, management’s basis for capitalizing these items and the applicable literature supporting your accounting treatment.

                    Response 22.

See amended 10-KSB filed on October 25, 2006. Those items previously included as a part of inventory was expensed in the amended 10-KSB for the fiscal year ended April 30, 2005.

Note 13— Commitments. Page F-14

Comment 23.

Please revise your disclosure of the consulting agreement to disclose the terms and conditions, services and counterparty to the agreement.

                    Response 23.

See amended 10-KSB filed on October 25, 2006.

                    Comment 24.

We note your response to prior comment 17. Please disclose the status of the $1.2 million debt "relating to the purchase of the patents" discussed in Note 8 of GBI’s financial statements provided in the amended Form 8-K filed on March 29, 2005. Explain whether the company is liable for the outstanding balance of the note in the event the Healthpro Foundation and Proterra International Foundation do not make payments. Please provide us with a copy of the original debt agreement and material subsequent agreements. Explain your basis for not recording any liability related to this payable on the balance sheet.

Response 24.

The $1.2 million debt was paid-off as a cost of $19,420 (related party cost) by issuance of common stock.

Note 14 — Geographic Information. Page F-14

                    Comment 25.

Please revise to present comparable information for each period for which financial statements are presented.

                    Response 25.

See amended 10-KSB filed on October 25, 2006 for the fiscal year ended April 30, 2005.